Exhibit 99.1

2017 Consolidated Financial Statements

With Report of Independent Auditors

Report of Independent Auditors

The Board of Directors of Chevron Phillips Chemical Company LLC

We have audited the accompanying consolidated financial statements of Chevron Phillips Chemical Company LLC (the Company), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chevron Phillips Chemical Company LLC at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Houston, Texas
February 15, 2018

Chevron Phillips Chemical Company LLC

Consolidated Statement of Comprehensive Income

	Years ended December 31
Millions of Dollars	2017	2016	2015
Revenues and Other Income
Sales and other operating revenues	$9,063	8,455	9,248
Equity in income of affiliates	510	307	539
Other income	49	7	72
Total Revenues and Other Income	9,622	8,769	9,859
Costs and Expenses
Cost of goods sold	7,321	6,292	6,383
Selling, general and administrative	746	670	698
Research and development	59	55	55
Total Costs and Expenses	8,126	7,017	7,136
Income Before Interest and Taxes	1,496	1,752	2,723
Interest income	8	1	2
Interest expense	—	—	—
Income Before Taxes	1,504	1,753	2,725
Income tax expense	58	66	74
Net Income	1,446	1,687	2,651

Other Comprehensive Income (Loss)
Foreign currency translation gain (loss)	53	(15)	(45)
Pension and other postretirement benefits	22	(26)	22
Pension and other postretirement benefits – equity affiliate	1	1	—
Total Other Comprehensive Income (Loss)	76	(40)	(23)
Comprehensive Income	$1,522	1,647	2,628

See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC

Consolidated Balance Sheet

	At December 31
Millions of Dollars	2017	2016
ASSETS
Cash and cash equivalents	$676	587
Accounts receivable – trade (net of allowance of $11 million in 2017 and $10 million in 2016)	940	952
Accounts receivable – affiliates	183	132
Inventories	1,104	989
Prepaid expenses and other current assets	41	35
Total Current Assets	2,944	2,695
Property, plant and equipment	16,454	15,031
Less accumulated depreciation	5,831	5,485
Net property, plant and equipment	10,623	9,546
Investments in and advances to affiliates	3,117	3,142
Other assets and deferred charges	83	82
Total Assets	$16,767	15,465
LIABILITIES AND MEMBERS’ EQUITY
Accounts payable – trade	$934	894
Accounts payable – affiliates	188	165
Accrued income and other taxes	96	78
Accrued salaries, wages and benefits	174	161
Short-term debt – affiliates	2	13
Accrued distributions to members	4	57
Other current liabilities and deferred credits	41	50
Total Current Liabilities	1,439	1,418
Long-term debt	2,390	2,087
Employee benefit obligations	408	367
Other liabilities and deferred credits	134	115
Total Liabilities	4,371	3,987
Members’ capital	12,721	11,879
Accumulated other comprehensive loss	(325)	(401)
Total Members’ Equity	12,396	11,478
Total Liabilities and Members’ Equity	$16,767	15,465

See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC

Consolidated Statement of Changes in Members’ Equity

		Accumulated
		Other	Total
	Members’	Comprehensive	Members’
Millions of Dollars	Capital	(Loss) Income	Equity
December 31, 2014	$10,598	(338)	10,260
Net income	2,651	—	2,651
Other comprehensive loss	—	(23)	(23)
Distributions to members	(2,623)	—	(2,623)
December 31, 2015	10,626	(361)	10,265
Net income	1,687	—	1,687
Other comprehensive loss	—	(40)	(40)
Distributions to members	(434)	—	(434)
December 31, 2016	11,879	(401)	11,478
Net income	1,446	—	1,446
Other comprehensive income	—	76	76
Distributions to members	(604)	—	(604)
December 31, 2017	$12,721	(325)	12,396

See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC

Consolidated Statement of Cash Flows

	Years ended December 31
Millions of Dollars	2017	2016	2015
Operating Activities
Net income	$1,446	1,687	2,651
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and retirements	351	316	306
Distributions less than income from equity affiliates	(81)	(13)	(170)
(Gain) loss on sale of assets	(41)	1	(3)
Asset impairments	133	177	55
Net (increase) decrease in operating working capital	(27)	(81)	148
Benefit plan contributions	(6)	(160)	(8)
Employee benefit obligations	70	71	72
Other	20	4	41
Net Cash Provided by Operating Activities	1,865	2,002	3,092
Investing Activities
Capital expenditures	(1,551)	(1,973)	(2,626)
Repayments from affiliates	59	63	18
Advances to affiliates	(11)	(53)	(75)
Proceeds from sale of assets	95	5	4
Other	—	(1)	(11)
Net Cash Used in Investing Activities	(1,408)	(1,959)	(2,690)
Financing Activities
Net proceeds from issuance of debt	300	694	1,393
Distributions to members	(657)	(496)	(2,555)
Other	(11)	(4)	4
Net Cash (Used in) Provided by Financing Activities	(368)	194	(1,158)
Net Increase (Decrease) in Cash and Cash Equivalents	89	237	(756)
Cash and Cash Equivalents at Beginning of Period	587	350	1,106
Cash and Cash Equivalents at End of Period	$676	587	350

Supplemental Disclosures of Cash Flow Information
(Increase) decrease in accounts receivable, net – trade and affiliates	$(64)	(149)	348
(Increase) decrease in inventories	(124)	(45)	15
(Increase) decrease in prepaid expenses and other current assets	(8)	(2)	35
Increase (decrease) in accounts payable – trade and affiliates	135	131	(222)
Increase (decrease) in accrued income and other taxes	17	(18)	4
Increase (decrease) in other current liabilities and deferred credits	17	2	(32)
Net (Increase) decrease in operating working capital	$(27)	(81)	148
Cash paid for interest	$—	—	—
Cash paid for income taxes	52	64	71

See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Note 1 – General Information

Chevron Phillips Chemical Company LLC1, through its subsidiaries and equity affiliates, manufactures and markets a wide range of petrochemicals on a worldwide basis, with manufacturing facilities in Belgium, China, Colombia, Qatar, Saudi Arabia, Singapore and the United States. CPChem is a limited liability company formed under Delaware law, owned 50 percent by Chevron U.S.A. Inc. (Chevron), an indirect wholly owned subsidiary of Chevron Corporation, and 50 percent by wholly owned subsidiaries of Phillips 66 (collectively, the “members”).

The Company is governed by its Board of Directors (the “Board”) under the terms of a limited liability company agreement. There are three voting representatives each from Chevron and Phillips 66, and the chief executive officer and the chief financial officer of the Company are non-voting representatives. Certain major decisions and actions require the approval of the Board. All decisions and actions of the Board require the approval of at least one representative from each of Chevron and of Phillips 66.

[1] Unless otherwise indicated, the “Company” and “CPChem” are used in this report to refer to the business of Chevron Phillips Chemical Company LLC and its consolidated subsidiaries.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

CPChem manufactures and markets ethylene, propylene and associated olefin co-products that are primarily consumed internally for the production of polyethylene (PE), normal alpha olefins (NAO) and PE pipe. CPChem has six olefins and polyolefins production facilities located in Texas, six domestic pipe production facilities, one domestic pipe fittings production facility, and a polyalphaolefins (PAO) facility in Belgium. In addition, the Company owns interests in: a PE plant located at its Cedar Bayou facility in Texas; ethylene, PE and NAO (1-hexene and full range) operations in Qatar; an ethylene, propylene, PE, polypropylene (PP), polystyrene (PS) and 1-hexene facility in Saudi Arabia; and PE facilities in Singapore and China.

The Company also manufactures and markets a variety of specialty products, including organosulfur chemicals, and aromatics products such as benzene, paraxylene and cyclohexane. Production facilities are located in Mississippi, Texas and Belgium. In addition, CPChem owns interests in aromatics and styrene facilities in Saudi Arabia and in multiple styrenics facilities in North and South America.

Note 2 – Summary of Significant Accounting Policies

Consolidation and Investments – The accompanying consolidated financial statements include the accounts of Chevron Phillips Chemical Company LLC and its consolidated subsidiaries (collectively, “CPChem”). All significant intercompany investments, accounts and transactions have been eliminated in consolidation. Investments in affiliates in which CPChem has 20 percent to 50 percent of the voting control, or in which the Company exercises significant influence but not control over major decisions, are accounted for using the equity method. Other securities and investments are accounted for under the cost method.

Estimates, Risks and Uncertainties – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

There are varying degrees of risk and uncertainty in each of the countries in which CPChem operates. The Company insures the business and its assets against material insurable risks in a manner deemed appropriate. Because of the diversity of CPChem’s operations, the Company believes any loss incurred from an uninsured event in any one business or country, other than damages from named windstorms or a terrorist act directed at CPChem operations, would not have a material adverse effect on operations as a whole. However, any such loss could have a material impact on financial results in the period recorded.

Revenue Recognition – Sales of petrochemicals, natural gas liquids and other items, including by-products, are recorded when title passes to the customer. Royalties for licensed technology that are paid in advance are recognized as revenue as the associated services are rendered, while royalties paid based on a licensee’s production are recognized as volumes are produced by the licensee. Sales are presented net of discounts and allowances. Freight costs billed to customers are recorded as a component of revenue.

CPChem markets and sells petrochemical products on behalf of certain equity affiliates for which the Company receives a marketing commission. Such commissions generally are recorded as Sales and other operating revenues. The Company also purchases petrochemical products from certain equity affiliates and sells them to customers on behalf of the affiliates. Such sales are recorded as Sales and other

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

operating revenues, with the associated purchases recorded as Cost of goods sold. See Notes 8 and 10 for more information.

Cash and Cash Equivalents – Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from their date of purchase.

Accounts Receivable – Accounts receivable is shown net of an allowance for estimated non-recoverable amounts. Accounts that are deemed uncollectible are written off to expense.

Inventories – For U.S. operations, cost of product inventories is primarily determined using the dollar-value, last-in, first-out (LIFO) method. These inventories are valued at the lower of cost or market. Lower-of-cost-or-market write-downs for LIFO-valued inventories are generally considered to be temporary. For operations outside the U.S., product inventories are typically valued using either the first-in, first-out (FIFO) method or the weighted-average method. Materials and supplies inventories are carried at weighted-average cost. Inventories valued using either the FIFO or the weighted-average methods are measured at the lower of cost or net realizable value. See Note 9 for more information.

Property, Plant and Equipment – Property, plant and equipment is stated at cost, and is comprised of assets, defined as property units, with an initial expected economic life beyond one year. Asset categories are used to compute depreciation and amortization using the straight-line method over the associated estimated useful lives.

Long-lived assets used in operations are assessed for possible impairment when events or changes in circumstances indicate a potential significant deterioration in future cash flows projected to be generated by an asset group. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which is generally at a product line level.

If, upon review, the sum of the projected undiscounted pre-tax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. The fair values of impaired assets are usually determined based on the present value of projected future cash flows using discount rates commensurate with the risks involved in the asset group, as quoted market prices in active markets are generally not available. The expected future cash flows used for impairment reviews and related fair value calculations are based on projected production quantities, sales quantities, prices and costs, considering available internal and external information at the date of review.

Should an impairment of assets arise, the Company may be required to record a charge to operations that could be material to the period reported. However, CPChem believes that any such charge, if required, would not have a material adverse effect on its financial position or liquidity.

Equity Method Investments – Investments in affiliates in which CPChem has 20 percent to 50 percent of the voting control, or in which the Company exercises significant influence but not control over major decisions, are accounted for using the equity method. Included in the investment value is interest that is capitalized on the Company’s Investments in and advances to affiliates for qualifying assets that are constructed or acquired while the affiliate is engaged in activities necessary to begin its planned principal

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

operations. This, along with other factors, such as the initial investment in an affiliate, can create a difference between CPChem’s carrying value of an equity investment and the Company’s underlying equity in the net assets of the affiliate, known as a basis difference. Such differences are generally amortized as a change in the carrying value of the investment, with an offset recorded to Equity in income of affiliates, over the useful life of the affiliate’s primary asset.

Equity method investments are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value has occurred that is other than a temporary decline in value. In making the determination as to whether a decline is other than temporary, the Company considers such factors as the duration and extent of the decline, the investee’s financial performance, and the Company’s ability and intention to retain its investment for a period that will be sufficient to allow for any anticipated recovery in the investment’s estimated fair value. In such cases, the investment is impaired down to fair value based on the present value of expected future cash flows using discount rates commensurate with the risks of the investment.

Maintenance and Repairs – Maintenance and repair costs, including turnaround costs of major producing units, are expensed as incurred.

Research and Development Costs – Research and development costs are expensed as incurred.

Property Dispositions – Assets that are no longer in service and for which there is no contemplated future use by the Company are retired. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the Consolidated Statement of Comprehensive Income.

Asset Retirement Obligations – An asset and a liability are recorded at fair value when there is a legal obligation associated with the retirement of a long-lived asset and the amount can be reasonably estimated. When the liability is initially recorded, this cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in present value, and the capitalized cost is depreciated over the estimated useful life of the related asset.

Foreign Currency Translation – Adjustments that result from translating foreign financial statements using a foreign functional currency into U.S. dollars are included in Accumulated other comprehensive loss in Members’ Equity. Foreign currency transaction gains and losses are included in current earnings. Many of CPChem’s foreign operations use their local currency as the functional currency.

Environmental Costs – Environmental expenditures are expensed or capitalized as appropriate, depending on future economic benefit. Expenditures that relate to an existing condition caused by past operations and that do not have future economic benefit are expensed. Liabilities for expenditures are recorded on an undiscounted basis unless the amount and timing of cash payments for the liability are fixed or determinable, in which case they are recorded on a discounted basis. Expenditures that create future benefits or that contribute to future revenue generation are capitalized and depreciated or amortized, as applicable, over their estimated useful lives.

Capitalization of Interest – Interest costs incurred to finance major projects with an expected construction period of longer than one year, and interest costs associated with investments in equity affiliates that have

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

their planned principal operations under construction, are capitalized until commercial production begins. Capitalized interest is amortized over the life of the associated asset.

Income Taxes – CPChem is treated as a flow-through entity for U.S. federal income tax and for most state income tax purposes whereby each member is taxable on its respective share of income, and tax-benefited on its respective share of loss. However, CPChem is liable for certain state income and franchise taxes, and for foreign income and withholding taxes incurred directly or indirectly by the Company. The Company follows the liability method of accounting for income taxes.

Certain amounts for prior periods have been reclassified in order to conform to the current reporting presentation.

Note 3 – New Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which contains principles that an entity will apply to determine the measurement of revenue and the timing of when it is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods and services, and it establishes five steps that entities should apply to achieve the core principle. CPChem adopted the new standard using the modified retrospective method on January 1, 2018. The new requirements will not have a material impact on the amount and timing of revenue recognition, but the standard will require a number of new disclosures to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

In February 2016, the FASB issued ASU 2016-02, Leases, which requires lessees to recognize a right-of-use asset and a lease liability for virtually all leases. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). The Company plans to adopt the standard January 1, 2019, using a modified retrospective transition method. CPChem is evaluating the requirements of the new standard, as well as the impact on its consolidated financial statements.

In March 2017, the FASB issued ASU 2017-07, Compensation — Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires presentation of the service cost component of net periodic benefit cost in the same financial statement line item(s) as other employee compensation costs. In addition, the standard will allow only the service cost component to be eligible for capitalization as a cost of manufactured inventory or self-constructed assets. CPChem adopted the new standard on January 1, 2018, using a retrospective method for the change in presentation of the service cost component and a prospective method for the change in capitalization. Adoption of the new standard will not have a material impact on its consolidated financial statements.

Note 4 – Hurricane Harvey

On August 25, 2017, Hurricane Harvey made landfall, and the subsequent tropical storm caused significant flooding to the Texas region of the U.S. Gulf Coast (USGC).  CPChem operates facilities along the Texas region of the USGC at Sweeny, Old Ocean, Port Arthur, Orange, Pasadena and Cedar Bayou.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

All CPChem facilities in the area were shut down as the storm passed through the region.  Facilities at Sweeny, Old Ocean, Port Arthur, Orange and Pasadena did not experience significant property damage and resumed operations beginning early to mid-September 2017.  The Cedar Bayou facility, however, sustained severe damage due to the flood.  The facility resumed most of its operations in the fourth quarter of 2017.  In connection with Hurricane Harvey, the subsequent tropical storm and associated flooding, the Company recognized a total of $348 million in asset write-offs, repair and remediation expenses, which is included in Cost of goods sold in the Consolidated Statement of Comprehensive Income for the year ended December 31, 2017.  Additionally, as a result of this force majeure event, certain of the Company’s product lines encountered varying degrees of production shortfalls and decreased overall production.

Note 5 – Sale of K-Resin® SBC Business

In February 2017, the Company completed the sale of its K-Resin® styrene-butadiene copolymers (SBC) business, inclusive of CPChem’s investment in K R Copolymer Co., Ltd., to INEOS Styrolution. The sale resulted in a $32 million net gain that is included in Other income in the Consolidated Statement of Comprehensive Income and net proceeds received of $82 million are included in Proceeds from sale of assets in the Consolidated Statement of Cash Flows, for the year ended December 31, 2017. The carrying amounts of the associated assets included on the Consolidated Balance Sheet at December 31, 2016 were $21 million of Inventories and $24 million of Investments in and advances to affiliates.

Note 6 – Port Arthur Fire

In July 2014, a fire occurred at CPChem’s Port Arthur, Texas facility. The Port Arthur olefins unit restarted in November 2014. Because of the shutdown, CPChem experienced reduced production and sales in several of its product lines stemming from the lack of the Port Arthur olefins supply, resulting in a significant financial impact, the extent of which was limited by the Company’s property damage and business interruption insurance coverage. In 2015, the Company recognized proceeds from final insurance settlements of $88 million in the Consolidated Statement of Comprehensive Income, of which $55 million for business interruption claims is included in Other income and $33 million for property damage claims is included as a reduction in Cost of goods sold.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Note 7 – Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss and their changes during the period are as follows:

		Foreign
		Currency
	Defined	Translation
Millions of Dollars	Benefit Plans	Adjustments	Total
At December 31, 2016	$(387)	(14)	(401)
Other comprehensive income before reclassifications	—	53	53
Amounts reclassified from accumulated other comprehensive loss	23	—	23
Net current-period other comprehensive income	23	53	76
At December 31, 2017	$(364)	39	(325)

		Foreign
		Currency
	Defined	Translation
Millions of Dollars	Benefit Plans	Adjustments	Total
At December 31, 2015	$(362)	1	(361)
Other comprehensive loss before reclassifications	(52)	(15)	(67)
Amounts reclassified from accumulated other comprehensive loss	27	—	27
Net current-period other comprehensive (loss)	(25)	(15)	(40)
At December 31, 2016	$(387)	(14)	(401)

Defined benefit plans adjustments reclassified from Accumulated other comprehensive loss are included in the computation of net periodic benefit cost. See Note 19 for more information.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Note 8 – Transactions with Affiliates

Significant transactions with affiliated parties, including equity affiliates, for the years ended December 31, are as follows:

Millions of Dollars	2017	2016	2015
Sales and other operating revenues (a)	$1,225	976	1,127
Purchases (b,c,d)	2,371	2,023	2,177
Selling, general and administrative (c,d)	24	(2)	(31)

a.
CPChem sold ethylene residue gas, natural gas liquids and PAO to Phillips 66; specialty chemicals, alpha olefin products, and aromatics and styrenics by-products to Chevron; and feedstocks to equity affiliates, all at prices that approximated market. CPChem received royalties on licensed technology and marketing fees on product sales from certain equity affiliates.

b.
CPChem purchased various feedstocks and finished products from Chevron, Phillips 66, and certain equity affiliates at prices that approximated market. In addition, Chevron and Phillips 66 provided CPChem with certain common facility and manufacturing services at certain facilities. Purchases were included in Cost of goods sold in the Consolidated Statement of Comprehensive Income.

c.
Chevron and Phillips 66 provided various services to CPChem under service agreements, including engineering consultation, research and development, laboratory services, procurement services and pipeline operating services.

d.
Purchase amounts were reduced for billings to certain equity affiliates and Phillips 66 primarily for non-core services provided at cost, totaling $17 million in 2017, $15 million in 2016, and $17 million in 2015, that were credited to expense. Purchase amounts were also reduced for marketing fees paid to CPChem by certain equity affiliates under sales and marketing agreements with those entities, totaling $23 million in 2017, $20 million in 2016, and $16 million in 2015. Selling, general and administrative amounts also included credits for non-core services provided at cost to certain equity affiliates totaling $46 million in 2017, $68 million in 2016, and $95 million in 2015.

CPChem had $2 million and $13 million of loans outstanding at December 31, 2017 and 2016, respectively, with its equity affiliate Shanghai Golden Phillips Petrochemical Company Limited. The balances were classified as Short-term debt – affiliates on the Consolidated Balance Sheet.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Note 9 – Inventories

Inventories at December 31 are as follows:

Millions of Dollars	2017	2016
LIFO product inventories	$787	698
Non-LIFO product inventories	148	165
Materials, supplies and other	169	126
Total inventories	$1,104	989

The excess of replacement cost over carrying value of product inventories valued under the LIFO method was $292 million and $165 million at December 31, 2017 and 2016, respectively.

CPChem recognized losses of $6 million, $19 million and $4 million in 2017, 2016 and 2015, respectively, related to reductions in certain LIFO-valued inventories. In 2015, an $18 million lower-of-cost-or-market write-down of LIFO-valued inventories was recognized. In 2016, due to the 2016 reduction in cost of LIFO-valued inventories, an $18 million reversal of the 2015 write-down was recognized. Lower of cost or net realizable value write-downs of non-LIFO-valued inventories were immaterial in 2017, 2016 and 2015.

Note 10 – Investments in and Advances to Affiliates

CPChem’s investments in its affiliates, accounted for using the equity method, are as follows. These affiliates are also engaged in the manufacturing and/or marketing of petrochemicals.

Affiliate	Ownership Interest
Americas Styrenics LLC	50%
Chevron Phillips Singapore Chemicals (Private) Limited	50
Gulf Polymers Distribution Company FZCo	35
Jubail Chevron Phillips Company	50
Qatar Chemical Company Ltd. (Q-Chem)	49
Qatar Chemical Company II Ltd. (Q-Chem II)	49
Saudi Chevron Phillips Company	50
Saudi Polymers Company	35
Shanghai Golden Phillips Petrochemical Company Limited	40

Qatar Chemical Company Ltd. (Q‑Chem)

Q‑Chem is a joint venture company that owns and operates an ethylene, PE and 1-hexene petrochemicals complex in Mesaieed, Qatar, and is owned 49 percent by CPChem, 49 percent by Mesaieed Petrochemical Holding Company QSC (MPHC) and 2 percent by Qatar Petroleum (QP).

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Qatar Chemical Company II Ltd. (Q‑Chem II)

Q‑Chem II is a second petrochemical joint venture company located in Mesaieed, Qatar that is owned 49 percent by CPChem, 49 percent by MPHC and 2 percent by QP. Q‑Chem II owns and operates PE and NAO plants that are located on a site adjacent to the complex owned by Q‑Chem. An ethylene cracker that provides ethylene feedstock via pipeline to the Q‑Chem II plants is located in Ras Laffan Industrial City, Qatar. The ethylene cracker and pipeline are owned by Ras Laffan Olefins Company, a joint venture of Q‑Chem II and Qatofin Company Limited (Qatofin). Q‑Chem II owns 53.85 percent of the capacity rights to the ethylene cracker and pipeline, and the balance is held by Qatofin. Collectively, Q‑Chem II consists of its interest in the ethylene cracker and pipeline and the PE and NAO plants.

Under the terms of the Q-Chem II joint venture agreement, QP agreed to undertake and settle Q-Chem II’s Qatar corporate income tax liabilities incurred beginning in 2011, the first year following the commencement of Q-Chem II’s commercial operations, through 2020, which is described as a pay-on-behalf (POB) obligation. QP’s POB obligation to Q-Chem II increased CPChem’s Equity in income from affiliates by $39 million, $36 million, and $42 million for the years ended in December 31, 2017, 2016 and 2015, respectively.

Saudi Chevron Phillips Company (SCP)

SCP is a joint venture company that owns and operates an aromatics complex at Jubail Industrial City, Saudi Arabia and is owned 50 percent by CPChem and 50 percent by Saudi Industrial Investment Group (SIIG). Under the terms of a sales and marketing agreement that runs through 2026, CPChem is obligated to purchase, at market prices, all of the production from the plant less any quantities sold by SCP in the Middle East region. CPChem has no exposure to price risk for volumes that it may be obligated to purchase, and the Company expects to be able to sell all of the purchased production required under the terms of the sales and marketing agreement. Under the terms of the sales and marketing agreement, CPChem is compensated through a marketing fee, at market rates, for products that it markets and sells, and it assumes the credit risk for such sales. Sales to customers associated with such purchases were reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income.

Jubail Chevron Phillips Company (JCP)

JCP is a joint venture company that owns and operates an integrated styrene facility at Jubail Industrial City, Saudi Arabia and is owned 50 percent by CPChem and 50 percent by SIIG.

Under the terms of a sales and marketing agreement that runs through 2033, CPChem is obligated to purchase, at market prices, all of the production from the plant less any quantities sold by JCP in the Middle East region and quantities sold under a long-term contract for a portion of the styrene production. CPChem has no exposure to price risk for volumes that it may be obligated to purchase, and the Company expects to be able to sell all of the purchased production required under the terms of the sales and marketing agreement. Under the terms of the sales and marketing agreement, CPChem is compensated through a marketing fee, at market rates, for products that it markets and sells, and it assumes the credit risk for such sales. Sales to customers associated with such purchases are reported on a gross revenue

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income.

Saudi Polymers Company (SPCo)

SPCo is a 35 percent-owned joint venture company that owns and operates an integrated petrochemicals complex at Jubail Industrial City, Saudi Arabia, which produces ethylene, propylene, PE, PP, PS and 1-hexene. The remaining 65 percent of SPCo is owned by National Petrochemical Company (Petrochem), which is a Saudi publicly traded company owned 50 percent by SIIG.

Most of SPCo’s products are purchased by Gulf Polymers Distribution Company FZCo (GPDC), which is owned by CPChem and Petrochem in the same ownership percentages as SPCo. CPChem is a party to an agency agreement with GPDC to act as its exclusive agent for the sale of SPCo’s products outside of certain countries in the Middle East region and a non-exclusive agent for the sale of its products in certain countries in the Middle East region, for which CPChem is compensated through a marketing fee at market rates. CPChem is also a party to offtake and credit risk agreements with both SPCo and GPDC under which it is required to purchase, at market prices, specified production quantities if GPDC fails to purchase or if CPChem fails to sell the products under the terms of the agency agreement. Sales to customers associated with such purchases are reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income. CPChem has no exposure to price risk for any quantities that it may be obligated to purchase under the terms of the offtake and credit risk agreements. CPChem also guarantees GPDC’s payments to SPCo and the customer payments to GPDC for all sales arranged by CPChem under the agency agreement. The agency agreement and offtake and credit risk agreements expire in July 2041. The Company expects to be able to sell all of the production under the terms of the agency agreement, and further expects that reimbursements for customer payment defaults, if any, would be minimal.

SPCo was funded through share subscriptions and non-interest bearing subordinated loans from CPChem and Petrochem in proportion to their ownership interests, and through limited recourse loans from commercial banks, loans guaranteed by an export credit agency, and loans from the Public Investment Fund and the Saudi Industrial Development Fund (SIDF) (collectively, “senior debt”). At December 31, 2017, CPChem’s non-interest bearing subordinated loans outstanding to SPCo totaled $232 million. CPChem’s subsidiary that directly holds the 35 percent ownership interest in SPCo has guaranteed 50 percent of the construction loans payable by SPCo to SIDF, which mature in 2020. The loans and associated interest outstanding under the SIDF loans at December 31, 2017 was $132 million, of which the maximum future payments CPChem could be required to make under its guaranteed portion are $66 million. The carrying amount of the liability recorded, discounted and weighted for probability for this guarantee totaled $1 million at December 31, 2017 and 2016. The liability is included in Other liabilities and deferred credits, with an offsetting amount in Investments in and advances to affiliates on the Consolidated Balance Sheet. CPChem believes it is unlikely that performance under the SIDF guarantee will be required.

Petrochemical Conversion Company Ltd. (PCC)

PCC is a company that owns and operates an integrated plastics conversion complex in Jubail II Industrial City, Saudi Arabia. It was jointly owned 50 percent by CPChem and 50 percent by SIIG at December 31,

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

2016. In October 2017, all CPChem shares of PCC were sold to an unaffiliated Saudi-owned company, and the Company recognized an immaterial net gain in the fourth quarter of 2017 related to the sale.

Americas Styrenics (AmSty)

AmSty is a joint venture company that is an integrated producer of polystyrene and styrene monomer in the Americas, with customers in a variety of markets throughout the Americas. AmSty is owned 50 percent by CPChem and 50 percent by Trinseo LLC.

Basis Differences

A difference between CPChem’s carrying value of an equity investment and the Company’s underlying equity in the net assets of the affiliate is known as a basis difference. Positive and negative basis differences by affiliate at December 31 are:

Millions of Dollars	2017	2016
Americas Styrenics LLC	$38	43
Jubail Chevron Phillips Company	12	13
Petrochemical Conversion Company	—	(340)
Qatar Chemical Company II Ltd. (Q-Chem II)	20	21
Shanghai Golden Phillips Petrochemical Company Limited	(18)	(18)
Saudi Polymers Company	95	100
All others in the aggregate	2	3

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Summarized Financial Information

Summarized financial information for CPChem’s equity investments, shown at 100 percent, follows:

Millions of Dollars	Middle East			All Others in the Aggregate
Years ended December 31	2017	2016	2015	2017	2016	2015
Revenues	$7,638	6,550	7,248	2,420	2,176	2,419
Income before income taxes	1,336	1,034	1,322	242	296	318
Net income	1,141	833	1,094	229	293	306

Millions of Dollars		Middle East		All Others in the Aggregate
At December 31		2017	2016	2017	2016
Current assets		$3,444	3,165	562	556
Noncurrent assets		7,500	8,731	320	367
Current liabilities		1,559	1,593	239	207
Noncurrent liabilities		3,629	4,646	19	30

Dividends

Dividends received from equity affiliates totaled $543 million in 2017, $497 million in 2016 and $441 million in 2015. CPChem’s Investments in and advances to affiliates on the Consolidated Balance Sheet include $1.051 billion and $912 million of cumulative undistributed net earnings from equity affiliates at December 31, 2017 and 2016, respectively.

Note 11 – Property, Plant and Equipment

At December 31, 2017, approximately $8.273 billion of gross property, plant and equipment consisted of chemical plant assets depreciated over estimated useful lives of approximately 25 years. Other non-plant items, such as furniture, fixtures, buildings and automobiles, have estimated useful lives ranging from 5 to 45 years, with a weighted average of 28 years. Assets under construction totaled $4.205 billion at December 31, 2017 and $5.867 billion at December 31, 2016.

Capital additions, inclusive of accrued expenditures that are excluded from Capital expenditures shown in the Consolidated Statement of Cash Flows at December 31 are:

Millions of Dollars	2017	2016	2015
Capital expenditures	$1,551	1,973	2,626
Decrease in accrued expenditures	(74)	(20)	(21)
Total capital additions	$1,477	1,953	2,605

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Note 12 – Asset Retirement Obligations and Accrued Environmental Liabilities

Asset retirement obligations and accrued environmental liabilities at December 31 are:

Millions of Dollars	2017	2016
Asset retirement obligations	$16	17
Accrued environmental liabilities	20	20
Total asset retirement obligations and accrued environmental liabilities	36	37
Less portion classified as short-term	3	3
Long-term asset retirement obligations and accrued environmental liabilities	$33	34

Asset retirement obligations and accrued environmental liabilities that are classified as short-term are included in Other current liabilities and deferred credits on the Consolidated Balance Sheet. Long-term asset retirement obligations and accrued environmental liabilities are included in Other liabilities and deferred credits on the Consolidated Balance Sheet.

Asset Retirement Obligations

The Company’s asset retirement obligations involve the treatment of soil contamination and closure of remaining assets at the Guayama, Puerto Rico facility and asbestos abatement at certain facilities.

Accrued Environmental Liabilities

Total accrued environmental liabilities were $20 million at both December 31, 2017 and 2016. There were no material differences between accrued discounted environmental liabilities and the associated undiscounted amounts. Accrued environmental liabilities are primarily related to soil and groundwater remedial investigations at domestic facilities and site restoration activities at the Puerto Rico facility.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Note 13 – Debt

Long-term debt at December 31 is as follows:

Millions of Dollars	2017	2016
1.7% senior unsecured notes due 2018	$750	750
Term loan due 2019	300	—
2.45% senior unsecured notes due 2020	400	400
Floating rate senior unsecured notes due 2020	250	250
3.4% senior unsecured notes due 2026	700	700
Other	2	13
Total debt	2,402	2,113
Less unamortized discounts and debt issuance costs	10	13
Less short-term debt	2	13
Total long-term debt	$2,390	2,087

The $750 million of debt maturing in 2018 is classified as long-term debt based on the Company’s ability and intent to refinance the obligation on a long-term basis, with such ability demonstrated by the two existing revolving credit facilities, which provide a combined total borrowing capacity of $800 million and are scheduled to expire in July 2019 and February 2021.

In November 2016, CPChem issued, in a private placement, $700 million of 3.4% senior unsecured notes due in December 2026. The notes contain covenants limiting liens, sale/leaseback transactions, sale of all or substantially all assets, and business combinations, but they contain no financial statement covenants. CPChem does not consider these covenants to be restrictive to normal operations.

In October 2016, CPChem entered into an unsecured $300 million three-year term loan facility due in October 2019, with interest determined at a margin over LIBOR. In the first quarter of 2017, CPChem drew on the full $300 million available under the facility. The loan has a single balloon payment at the end of the three-year term; however, the loan allows for early repayments without penalty. The facility contains covenants limiting liens, sale/leaseback transactions, sale of all or substantially all assets, and business combinations, but it contains no financial statement covenants. CPChem does not consider these covenants to be restrictive to normal operations.

In May 2015, CPChem issued, in a private placement, $750 million of 1.7% senior unsecured notes due in May 2018, $250 million of floating rate senior unsecured notes due in May 2020, and $400 million of 2.45% senior unsecured notes due in May 2020, totaling $1.400 billion in long-term debt. Interest is payable semiannually on the fixed rate notes. The interest rate on the floating rate notes is equal to the three-month USD LIBOR plus 0.75%, which at December 31, 2017 was 2.13%, with the interest payable quarterly. The notes contain covenants limiting liens, sale/leaseback transactions, sale of all or substantially all assets, and business combinations, but they contain no financial statement covenants. CPChem does not consider these covenants to be restrictive to normal operations.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

CPChem’s commercial paper program is supported by any available capacity under the Company’s two revolving credit facilities. The revolving credit facilities consist of a $320 million facility scheduled to expire in July 2019 and a $480 million facility scheduled to expire in February 2021. The facilities are subject to quarterly commitment fees, which are calculated based on the undrawn portions of each of the facilities. The credit agreements contain covenants and events of default typical of bank revolving credit facilities, such as restrictions on liens, but they contain no financial statement covenants. The agreements also contain a provision requiring maintenance of CPChem’s ownership by Chevron and/or Phillips 66 of at least 50 percent in the aggregate. Provisions in these agreements are not considered to be restrictive to normal operations. There were no commercial paper borrowings outstanding at December 31, 2017 or 2016.

CPChem is also a party to a trade receivables securitization agreement, which was amended and extended in March 2017 to reflect a facility size of $100 million and which is scheduled to expire in March 2018. The agreement provides CPChem with the ability to increase borrowing capacity by up to an additional $300 million, for a total capacity of up to $400 million, with prior approval from the lenders. Indebtedness under this agreement is secured by a lien on certain of the Company’s trade receivables. As pledged receivables are collected by the Company from time to time, CPChem either repays outstanding amounts under the trade receivables securitization agreement or replenishes the collateral pool with new, uncollected receivables. The borrower under this securitization agreement is CPC Receivables Company LLC (CPC Receivables), a wholly owned special purpose subsidiary of CPChem. Under the securitization agreement, certain of the Company’s trade receivables are legally sold to CPC Receivables, and CPC Receivables pledges such receivables as security for the performance of its obligations under the securitization agreement. Except for the consolidation of its interest in CPC Receivables, CPChem does not otherwise claim ownership of any assets or liabilities of CPC Receivables. The securitization agreement contains no financial statement covenants. CPChem pays a monthly facility fee on the total commitment amount under the facility. Amounts borrowed under the facility are subject to a base rate equal to the commercial paper issuance cost incurred by the conduits of the facility plus a program fee that is payable monthly. No secured borrowings were made during 2017 or 2016, and no balance was outstanding under the trade receivables securitization agreement at December 31, 2017 or 2016.

All interest and financing costs on indebtedness were capitalized for the years ended December 31, 2017, 2016 and 2015.

Note 14 – Guarantees, Commitments and Indemnifications

Guarantees

CPChem’s headquarters building is leased under an agreement that was renewed effective September 2015 for an additional five years, and may be extended further at market rates upon mutual agreement with the landlord. The agreement contains a fixed price purchase option, which was considered to be the fair market value of the building at the time of the lease renewal, and a residual value guarantee. If CPChem does not extend the lease or exercise the purchase option prior to the expiration of the lease, the Company has an obligation to pay the lessor the shortfall, if any, in the proceeds realized from the sale of the building to a third party relative to the guaranteed residual value of $35 million. Under the lease, CPChem is entitled to receive any proceeds from the sale of the building that are in excess of the purchase option price. While it is not possible to predict with certainty the amount, if any, that the Company would

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

be required to pay or be entitled to receive should the building be sold to a third party upon the expiration of the lease, CPChem believes that the amount paid or received would not be material to consolidated results of operations, financial position or liquidity.

CPChem is a party to an agreement effective January 2, 2016, covering the lease of 1,550 railcars that were constructed and delivered ratably through April 21, 2017. Interim rent, together with a commitment fee on the unused portion of the $160 million lease facility, was paid to the lessor on the delivered railcars through May 30, 2017. The lessor utilized $150 million of the original lease facility for the purchase of the railcars. On May 31, 2017, the total number of railcars delivered became part of a single consolidated lease with a five-year term through May 2022. During the lease term, CPChem has the right to purchase all of the railcars at any time, with a minimum 60-day notice period, for the then outstanding lease balance. The lease contains a guaranteed residual amount at the end of the lease term of $112 million, equivalent to 75 percent of the cost of the railcars.

On September 20, 2017 CPChem entered into an agreement to amend the aforementioned railcar lease to allow for the delivery and lease of an additional 400 railcars. As of December 31, 2017, 152 railcars had been delivered under the lease at a total cost of $14 million with the remaining railcars being constructed and delivered through January 2018. Interim rent is paid on delivered railcars until conversion into a single consolidated five-year lease. On March 31, 2018, the 400 railcars delivered will become part of an additional single consolidated lease with a five-year term through March 2023. The additional lease contains a guaranteed residual amount at the end of the lease term, which is made up of 74.5 percent of the cost of the first 200 railcars and 75.0 percent of the cost of the second set of 200 railcars. At December 31, 2017, the guaranteed residual amount totaled $10 million.

See Note 10 for a discussion of certain guarantees and commitments related to the Company’s investments in affiliates.

Commitments

See Note 17 for a discussion of commitments under non-cancelable operating leases.

Indemnifications

As part of CPChem’s ongoing business operations, the Company enters into numerous agreements with other parties which apportion future risks between the parties to the transaction or relationship governed by the agreements. One method of apportioning risk is the inclusion of provisions requiring one party to indemnify the other party against losses that might be incurred in the future. Many of CPChem’s agreements, including technology license agreements, contain indemnities that require the Company to perform certain acts, such as defending certain licensees against patent infringement claims of others, as a result of the occurrence of a triggering event or condition.

These indemnity obligations are diverse and numerous, and each has different terms, business purposes, and triggering events or conditions. In addition, the indemnities in each agreement vary widely in their definitions of both the triggering event and the resulting obligation, which is contingent upon that triggering event. Because many of CPChem’s indemnity obligations are not limited in duration or potential monetary exposure, the Company cannot reasonably calculate the maximum potential amount of

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

future payments that could possibly be paid under the indemnity obligations stemming from all of its existing agreements. CPChem is not aware of the occurrence of any triggering event or condition that would have a material adverse impact on consolidated results of operations, financial position or liquidity as a result of an indemnity obligation arising from such a triggering event or condition.

Note 15 – Contingent Liabilities

In the case of known contingent liabilities, CPChem records an undiscounted liability when a loss is probable and the amount can be reasonably estimated. These liabilities are not reduced for potential insurance recoveries. If applicable, undiscounted receivables are recorded for probable loss recoveries from insurance or other parties. As facts concerning contingent liabilities become known, the Company reassesses its position with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include legal and regulatory matters and environmental remediation. Estimated future costs related to legal and regulatory matters and environmental remediation are subject to change as events occur and as additional information becomes available.

CPChem believes it is remote that future costs related to known contingent liabilities will exceed current accruals by an amount that would have a material adverse effect on consolidated results of operations, financial position or liquidity.

Legal Matters

CPChem is responsible for certain lawsuits alleging personal injury as a result of exposure to asbestos, most of which are alleged to have taken place prior to the time CPChem was formed. These lawsuits are frequently dismissed or resolved through negotiated settlement prior to trial, but trials do sometimes occur and have resulted in judgments both in favor of and against CPChem’s interests.

CPChem has recorded a liability for its estimated obligation for certain asbestos-related claims. The liability as recorded is not considered to be material to the financial position or liquidity of the Company. In the event that CPChem’s actual obligation exceeds its current accrual, the Company will be required to record a charge to operations that could be considered material to the period during which the charge is reported. However, CPChem believes that any such charge, if required, would not have a material adverse effect on its financial position or liquidity.

CPChem is a party to a number of other legal proceedings and regulatory matters that arose in the ordinary course of business for which, in many instances, no provision has been made in the financial statements.

Environmental Obligations

CPChem is subject to federal, state and local environmental laws and regulations that may result in obligations to mitigate or remove the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at its sites. Estimated future environmental remediation costs are subject to change due to such factors as the periodic refinement of remediation estimates for cleanup costs, prospective changes in laws and regulations, the unknown timing and extent of ultimate remedial actions that may be required, and the determination of CPChem’s liability in

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

proportion to those of other responsible parties. The Company records accruals for environmental liabilities based on best estimates obtained from consulting and engineering subject matter experts.

Un-asserted claims are considered in the determination of environmental liabilities and are accrued in the period when they become probable and reasonably estimable. See Note 12 for a discussion of environmental liabilities accrued by the Company.

The Company also assumed certain historical environmental liabilities at formation. In some cases, CPChem may be entitled to indemnification for all or a portion of the accrued environmental liabilities. Environmental investigations are currently being conducted at certain Company facilities, and the Company has an ongoing groundwater remediation project at its Puerto Rico facility, which could extend up to 15 years. Following completion of the environmental investigations, the potential for any additional remediation liabilities and applicable indemnifications will be determined.

Note 16 – Credit Risk

Financial instruments that potentially subject CPChem to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Cash equivalents are currently comprised of bank accounts and short-term investments with several financial institutions that have investment grade credit ratings. The Company’s policy for short-term investments both diversifies and limits its exposure to credit risk. Trade receivables are dispersed among a broad customer base, both domestic and international, which generally results in limited concentrations of credit risk. Although CPChem maintains and follows credit policies and procedures designed to monitor and control counterparty receivable credit risk and exposure, a deterioration of general economic conditions and/or the financial condition of specific customers could result in an increase in CPChem’s credit risk or limit CPChem’s ability to collect accounts receivable from impacted customers. As part of its credit policy, the Company may require security from counterparties in the form of letters of credit or guarantees in amounts sufficient to support the credit exposure.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Note 17 – Operating Leases

CPChem leases tank and hopper railcars, some of which are leased from Phillips 66, office buildings, and certain other facilities and equipment. Total operating lease rental expense was $69 million in 2017, $68 million in 2016 and $65 million in 2015. Aggregate future minimum lease payments under non-cancelable leases at December 31, 2017 are as follows:

Millions of Dollars	At December 31
2018	$60
2019	44
2020	73
2021	31
2022	133
2023 and after	42

Included in aggregate future minimum lease payments for the Company’s maximum exposure under the contingent obligations associated with lease agreements are $35 million of the Company headquarters building for the year 2020, railcars of $112 million and $10 million for the years 2022 and 2023, respectively. See Note 14 for more information.

Note 18 – Fair Value Measurements

Accounting standards require disclosures that categorize assets and liabilities measured or disclosed at fair value into one of three different levels, depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or the Company’s assumptions about pricing by market participants.

The carrying amounts of cash equivalents, trade and affiliated receivables, trade and affiliated payables, and short-term debt approximate fair values. The principal carrying amount of debt outstanding was $2.402 billion and $2.113 billion, with fair value of $2.422 billion and $2.107 billion at December 31, 2017 and 2016, respectively. The long-term debt fair value was based on market-corroborated inputs consistent with Level 2 classification criteria in the fair value hierarchy.

Recurring Measurements

CPChem records certain nonqualified deferred compensation plan liabilities at fair value, most of which were recorded as Employee benefit obligations on the Consolidated Balance Sheet. The Company values its deferred compensation liabilities, based on notional investments, using closing prices of underlying assets (mutual funds, common stocks and common collective trusts) provided by the exchange or issuer as of the balance sheet date, and these are classified as either Level 1 or Level 2 in the fair value hierarchy. Common collective trusts, classified as Level 2, are valued based on the current values of the underlying assets of the trusts as determined by the issuer.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

The following table summarizes these deferred compensation financial liabilities at December 31, valued on a recurring basis at fair value:

	Fair Value of Liabilities
Millions of Dollars	Level 1	Level 2	Total
2017	$63	25	88
2016	50	29	79

CPChem occasionally uses commodity derivative contracts to manage exposures to fluctuations in commodity prices.  CPChem generally elects the normal purchases and normal sales (NPNS) exception to commodity contracts when it is expected that these volumes will be used in the normal course of business and follows the accrual method of accounting.  When the Company cannot apply the NPNS exception, these purchase contracts are recorded on the Condensed Consolidated Balance Sheet at fair value as derivative instruments.  The company values these derivatives based upon market-corroborated inputs consistent with Level 2 classification criteria in the fair value hierarchy. Assets associated with derivatives that do not qualify for the NPNS exception are recorded in either Prepaid expenses and other current assets or Other assets and deferred charges depending on the expected settlement period.  Liabilities associated with derivatives that do not qualify for the NPNS exception are recorded in either Other current liabilities and deferred credits or Other liabilities and deferred credits depending on the expected settlement period. All unrealized gains and losses from derivative contracts that do not qualify for the NPNS exception are recognized in the Condensed Consolidated Statement of Comprehensive Income.  At December 31, 2017, the estimated fair value of these derivative instruments was $9 million, which is included in Prepaid expenses and other current assets. All outstanding derivatives at December 31, 2016 qualified for the NPNS exception.  The Company recognized an unrealized gain of $9 million and zero for the years ended December 31, 2017 and 2016, respectively, in Cost of goods sold in the Consolidated Statement of Comprehensive Income for these derivative instruments.

Nonrecurring Measurements

As a result of changes in plans regarding operations, impairment analyses were performed for certain asset groups in 2017, 2016 and 2015. Because the carrying values of the individual asset groups were not recoverable, the asset groups were written down to fair value less cost to sell, as applicable.

In the fourth quarter of 2017, an impairment analysis was completed for an asset group resulting in the recognition of an impairment loss of $62 million, which is included in Cost of goods sold in the Consolidated Statement of Comprehensive Income and in Asset impairments in the Consolidated Statement of Cash Flows for the year ended December 31, 2017. The fair value was $51 million at the measurement date of December 31, 2017.

Asset impairment analyses were performed for another asset group in 2017, 2016 and 2015, respectively. The recognized impairment losses of $65 million, $177 million and $55 million are included in Equity in income of affiliates in the Consolidated Statement of Comprehensive Income and in Asset impairments in the Consolidated Statement of Cash Flows for the years ended December 31, 2017, 2016 and 2015, respectively. The fair values were zero, $73 million and $238 million at March 31, 2017, September 30, 2016 and August 31, 2015, respectively, the dates the measurements were taken.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Fair values are measured based on (i) the present values of the Company’s estimated expected future cash flows using discount rates CPChem believes are commensurate with the risk involved in the asset groups, or (ii) actual offer prices, as applicable, and are classified as Level 3 within the fair value hierarchy.

Note 19 – Employee Benefit Plans

Pension and Other Postretirement Benefit Plans

A December 31 measurement date is used in the determination of pension and other postretirement benefit obligations and plan assets. The funded status of the pension and other postretirement benefit plans is as follows:

	Pension Benefits		Other Benefits
Millions of Dollars	2017	2016	2017	2016
Change in Benefit Obligation
Benefit obligation at January 1	$1,212	1,133	154	153
Service cost	63	59	5	4
Interest cost	47	47	5	5
Actuarial loss (gain)	124	67	(4)	—
Plan amendments	—	(6)	—	—
Foreign currency exchange rate change	5	(1)	—	—
Benefits paid	(110)	(75)	(9)	(8)
Settlements	(6)	(12)	—	—
Benefit obligation at December 31	1,335	1,212	151	154
Change in Plan Assets
Fair value of plan assets at January 1	960	820	123	120
Actual return on plan assets	169	68	24	9
Employer contributions	6	160	—	—
Foreign currency exchange rate change	4	(1)	—	—
Benefits paid	(110)	(75)	(9)	(8)
Settlements	(6)	(12)	—	—
Plan participant contributions	—	—	2	2
Fair value of plan assets at December 31	1,023	960	140	123
Funded Status at December 31	$(312)	(252)	(11)	(31)

Amounts recognized on the Consolidated Balance Sheet at December 31 follow:

	Pension Benefits		Other Benefits
Millions of Dollars	2017	2016	2017	2016
Other current liabilities and deferred credits	$7	5	—	—
Employee benefit obligations	305	247	11	31
Total recognized	$312	252	11	31

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Amounts recognized in Accumulated other comprehensive loss at December 31, which have not yet been recognized in net periodic postretirement benefit cost, consist of:

	Pension Benefits		Other Benefits
Millions of Dollars	2017	2016	2017	2016
Net actuarial loss	$381	380	(21)	1
Prior service cost	4	4	(1)	—
Total recognized	$385	384	(22)	1

Amounts included in Accumulated other comprehensive loss at December 31, 2017 that are expected to be amortized into net periodic postretirement benefit cost during 2018 are provided below:

Millions of Dollars	Pension Benefits	Other Benefits
Unrecognized net actuarial loss	$26	—
Unrecognized prior service cost	1	—

The accumulated benefit obligation for all pension plans was $1.177 billion at December 31, 2017 and $1.067 billion at December 31, 2016. Information for pension plans with accumulated benefit obligations in excess of plan assets at December 31 is as follows:

Millions of Dollars	2017	2016
Projected benefit obligation	$1,303	1,180
Accumulated benefit obligation	1,151	1,044
Fair value of plan assets	995	936

Weighted average rate assumptions used in determining estimated benefit obligations at December 31 are as follows:

	2017		2016
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Discount rate	3.66%	3.29	4.18	3.56
Rate of increase in compensation levels	4.24	—	4.15	—

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

The components of net periodic benefit cost and amounts recognized in Other Comprehensive Income (Loss) in the Consolidated Statement of Comprehensive Income for 2017, 2016 and 2015 are as follows:

	Pension Benefits			Other Benefits
Millions of Dollars	2017	2016	2015	2017	2016	2015
Net periodic benefit cost
Service cost	$63	59	61	4	4	4
Interest cost	47	47	45	4	5	5
Expected return on plan assets	(66)	(64)	(64)	(7)	(8)	(8)
Amortization of prior service cost	—	7	7	—	—	—
Amortization of actuarial loss	19	15	24	—	—	—
Curtailments	—	—	—	—	—	—
Special/contractual termination benefits	—	—	—	—	—	—
Settlements	3	5	4	—	—	—
Total net periodic benefit cost	66	69	77	1	1	1
Changes recognized in other comprehensive loss (income)
Net actuarial loss (gain) during period	21	64	10	(21)	(4)	3
Amortization of actuarial loss	(19)	(15)	(24)	—	—	—
Prior service cost during period	1	(7)	—	(1)	—	—
Settlements	(3)	(5)	(4)	—	—	—
Amortization of prior service cost	—	(7)	(7)	—	—	—
Total changes recognized in other comprehensive loss (income)	—	30	(25)	(22)	(4)	3
Recognized in net periodic benefit cost and other comprehensive loss (income)	$66	99	52	(21)	(3)	4

The weighted average amortization period for the unrecognized prior service cost at December 31, 2017 for the pension and other postretirement benefits plans was approximately 5 years. Unrecognized net actuarial losses at December 31, 2017 related to CPChem’s pension and other postretirement benefits plans are each being amortized on a straight-line basis over approximately 12 years.

The measurement of the accumulated postretirement benefit obligation for retiree health care plans assumes a health care cost trend rate of 7.0 percent in 2017 that declines to 5.0 percent in the year 2022 and after. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the 2017 amounts:

	One-Percentage Point
Millions of Dollars	Increase	Decrease
Effect on total service and interest cost components	$—	—
Effect on the postretirement benefit obligation	1	(1)

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Weighted average rate assumptions used in determining net periodic benefit costs for pension and other postretirement benefits follow:

	2017		2016		2015
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Discount rate	4.18%	3.56	4.46	3.69	4.06	3.43
Expected return on plan assets	7.00	7.00	7.25	7.25	7.50	7.50
Rate of increase in compensation levels	4.24	—	4.15	—	4.15	—

The expected returns on plan assets were developed through, among other things, analysis of historical market returns for the plans’ investment classes and current market conditions.

The Company’s investment strategy with respect to pension plan assets is to maintain a diversified portfolio of domestic and international equities, fixed income securities, real estate and cash equivalents. Target asset allocations are chosen by the investment committees for each plan based on analyses of the historical returns and volatilities of various asset classes in comparison with plan-specific projected funding and benefit disbursement requirements. The target asset allocation for all of CPChem’s pension plans, in aggregate, was 60 percent equities, 31 percent fixed income, and 9 percent real estate at December 31, 2017. The Company’s investment committee uses a dynamic de-risking/re-risking program for the Company’s main pension plan. Under this program, the plan’s allocation to fixed income will increase as its funded status improves and decrease if its funded status deteriorates. Rates of return for the investment funds comprising each asset class are monitored quarterly against benchmarks and peer fund results. The diversified portfolios for each pension plan are intended to prevent significant concentrations of risk within plan assets, although plan assets are subject to general market and security-specific risks. The Company expects to fund approximately $91 million to its pension and other postretirement benefits plans in 2018.

Following is a description of the valuation methodologies used for plan assets measured at fair value:

•	Mutual funds are valued using quoted market prices that represent the net asset values of shares held by the plans at year-end.

•	Common collective trusts (CCTs) are valued at fair value using the net asset value as determined by the issuer based on the current values of the underlying assets of such trust.

•
Guaranteed investment contracts (GIC) are valued using a discounted cash flow method. The projected cash flow stream related to the holdings at December 31, 2017 through a date corresponding to the projected average estimated duration of the participants’ investments in the contracts is discounted using the equivalent Treasury bond yield adjusted for the credit quality of the GIC issuer.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

The fair values of CPChem’s pension and other postretirement benefit plan assets at December 31, by asset class were as follows:

Pension Plan Assets

	2017				2016
Millions of Dollars	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class
Mutual funds/CCTs/SAs[2]:
U.S. equities (a)	$215	6	—	221	205	6	—	211
Global equities (b)	56	43	—	99	52	35	—	87
Non U.S. equities (c)	—	322	—	322	—	285	—	285
Real Estate (d)	—	91	—	91	—	87	—	87
Fixed income (e)	6	271	—	277	5	271	—	276
Blended fund investments (f)	—	—	—	—	—	—	—	—
Money market (g)	5	—	—	5	7	—	—	7
GIC (h)	—	—	8	8	—	—	7	7
Total	$282	733	8	1,023	269	684	7	960

Other Postretirement Plan Assets

	2017				2016
Millions of Dollars	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class
Mutual funds/CCTs/SAs[2]:
U.S. equities (a)	$41	—	—	41	36	—	—	36
Global equities (b)	5	5	—	10	4	4	—	8
Non U.S. equities (c)	—	39	—	39	—	32	—	32
Real Estate (d)	—	11	—	11	—	10	—	10
Fixed income (e)	7	32	—	39	7	29	—	36
Money market (g)	—	—	—	—	1	—	—	1
Total	$53	87	—	140	48	75	—	123

(a)	This asset class invests the majority of assets in securities of companies in the U.S. stock market (those similar to companies in the Dow Jones Wilshire 5000 Index).

(b)
This asset class invests the majority of assets in securities of both companies in the U.S. stock market and companies based outside the U.S. boundaries (those similar to companies in the MSCI All Country World Index).

(c)	This asset class invests the majority of assets in securities of companies based outside the U.S. (those similar to companies in the MSCI All Country World ex-U.S. Index).

[2] Mutual funds are classified as Level 1 inputs and CCTs and Separate Accounts (SAs) are classified as Level 2 inputs as defined in the fair value hierarchy in ASC 820 (refer to Note 18 for additional information).

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

(d)
This asset class invests the majority of assets in real estate assets based inside United States boundaries (those similar to real estate assets in the NCREIF Open End Diversified Core Equity (ODCE) Fund Index).

(e)
This asset class invests in debt investments of all types, with average portfolio durations approximating those of the benchmarks listed below, and allocates across investment-grade, high-yield, and emerging-market debt securities (those similar to investments in the Barclays Capital Long-Term Government/Credit Index, the Barclays Capital U.S. Long Credit Index, and the Barclays Capital Aggregate Bond Index).

(f)	This asset class invests assets approximately 25 percent in global equities and 75 percent in global fixed income.

(g)	This asset class primarily invests in U.S. government securities with maturities of one year or less.

(h)	A GIC is an agreement between the issuer and the plan, in which the issuer agrees to pay a predetermined interest rate and principal for a set amount deposited with the issuer.

It is anticipated that benefit payments, which reflect expected future service, will be paid as follows:

Millions of Dollars	Pension Benefits	Other Benefits
2018	$97	10
2019	102	11
2020	102	12
2021	106	13
2022	111	13
2023–2027	554	71

Defined Contribution Plans

Defined contribution plans are available for most employees, whereby CPChem matches a percentage of the employee’s contribution. The cost of the plans totaled $36 million in 2017, $38 million in 2016 and $47 million in 2015.

Note 20 – Income Taxes and Distributions

CPChem is treated as a flow-through entity for U.S. federal income tax and for most state income tax purposes whereby each member is taxed on its respective share of income, and tax-benefited on its respective share of loss. However, CPChem is liable for certain state income and franchise taxes, and for foreign income and withholding taxes incurred directly or indirectly by the Company. The Company follows the liability method of accounting for income taxes.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

CPChem is required to make quarterly distributions to its members in amounts representing their liability for combined federal and state income taxes calculated at specified rates based on CPChem’s estimate of federal taxable income. The Board has the authority to reduce or suspend such distributions to the members as it deems appropriate. Tax distributions paid to members totaled $57 million in 2017, $496 million in 2016 and $699 million in 2015. Tax distributions of $4 million were accrued at December 31, 2017 and were paid in February 2018. Tax distributions of $57 million were accrued at December 31, 2016 and were paid in February 2017.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act, which significantly changes U.S. corporate income tax laws, among other things, reducing U.S. corporate income tax rate to 21% starting in 2018.  As CPChem is treated as a flow-through entity for U.S. federal income tax purposes, the expected impact on CPChem is reduced quarterly tax distributions to its members.

Discretionary distributions may also be paid periodically to the members at the election of the Board, depending upon the Company’s operating results and capital requirements. Discretionary distributions paid to members totaled $600 million in 2017; no discretionary distributions were paid in 2016, and $1.856 billion was paid in 2015. There were no discretionary distributions accrued at December 31, 2017 or 2016.

The components of income tax expense (benefit) for the years ended December 31 follow:

Millions of Dollars	2017	2016	2015
State – current	$3	6	11
State – deferred	3	—	(1)
Foreign – current	45	53	56
Foreign – deferred	7	7	8
Total income tax expense	$58	66	74

CPChem’s deferred income taxes reflect only the tax effect to the Company of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of long term deferred income tax liabilities at December 31 follow:

Millions of Dollars	2017	2016
Deferred income tax liabilities
Foreign withholding taxes	$16	20
Property, plant and equipment	37	23
Other	1	1
Total deferred income tax liabilities	$54	44

Because CPChem is a flow-through entity as described above, the Company does not report in its financial statements the deferred income tax effect that flows through to the members. At December 31, 2017, the difference between the carrying amounts of the Company’s assets and liabilities reported on the Consolidated Balance Sheet and the amounts used for federal income tax reporting purposes was $4.922 billion.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

The components of income before taxes for the years ended December 31, with reconciliation between tax at the federal statutory rate and actual income tax expense, follow:

	Millions of Dollars			Percentage of Pre-tax Income
	2017	2016	2015	2017	2016	2015
Domestic	$769	1,345	2,109	51%	77	77
Foreign	735	408	616	49	23	23
Total income before taxes	$1,504	1,753	2,725	100%	100	100

Federal statutory income taxes	$526	614	954	35%	35	35
Income attributable to partnership not subject to tax	(526)	(614)	(954)	(35)	(35)	(35)
Foreign income taxes	52	60	64	3	3	2
State income taxes	6	6	10	1	1	1
Total income tax expense	$58	66	74	4%	4	3

CPChem’s reported effective tax rate does not correlate to the statutory federal income tax rate because of its status as a partnership for U.S. federal income tax purposes. Further, the Company is not subject to a material amount of entity-level taxation by individual states or foreign taxing authorities. CPChem’s share of equity in income of affiliates, which is primarily from its foreign joint ventures, is reported net of associated foreign income taxes.

CPChem had no unrecognized tax benefits or any tax reserves for uncertain tax positions at December 31, 2017 or 2016. The Company recognizes interest accrued related to uncertain tax positions and any statutory penalties in income taxes. No interest or penalties were recognized during the years ended December 31, 2017, 2016 and 2015, and there were no accruals for the payment of interest or penalties at December 31, 2017 or 2016.

In addition to CPChem’s U.S. federal and state income tax return informational filings as a flow-through entity, CPChem or its subsidiaries file income tax returns and pay taxes in various state and foreign jurisdictions.  As of December 31, 2017, the examination of tax returns for certain prior years has not been completed. However, income tax examinations have been finalized in the Company’s major tax jurisdictions as follows through the years noted: Belgium (2012), Singapore (2011), United States – State of Texas (2013). CPChem believes that the outcome of unresolved issues or claims for the years still subject to examination will not be material to consolidated results of operations, financial position or cash flow.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Note 21 – Financial Information of Chevron Phillips Chemical Company LP

Chevron Phillips Chemical Company LP is CPChem’s wholly owned, primary U.S. operating subsidiary. Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP are joint and several obligors on the senior unsecured notes and the revolving credit facilities discussed in Note 13. The following financial information is presented for the benefit of the creditors of Chevron Phillips Chemical Company LP.

Chevron Phillips Chemical Company LP
Consolidated Statement of Income

	Years ended December 31
Millions of Dollars	2017	2016	2015
Revenues and Other Income
Sales and other operating revenues	$7,829	7,000	7,818
Equity in income of affiliates	92	109	113
Other (loss) income	(2)	(3)	59
Total Revenues and Other Income	7,919	7,106	7,990
Costs and Expenses
Cost of goods sold	6,316	5,104	5,264
Selling, general and administrative	700	639	640
Research and development	58	54	54
Total Costs and Expenses	7,074	5,797	5,958
Income Before Interest and Taxes	845	1,309	2,032
Interest income	7	1	1
Interest expense	1	1	—
Income Before Taxes	851	1,309	2,033
Income tax expense	10	8	13
Net Income	$841	1,301	2,020

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Note 21 – Financial Information of Chevron Phillips Chemical Company LP (continued)

Chevron Phillips Chemical Company LP
Consolidated Balance Sheet

	At December 31
Millions of Dollars	2017	2016
ASSETS
Cash and cash equivalents	$519	422
Accounts receivable, net	932	827
Inventories	975	838
Prepaid expenses and other current assets	33	26
Total Current Assets	2,459	2,113
Property, plant and equipment, net	10,211	9,215
Investments in and advances to affiliates	237	264
Other assets and deferred charges	80	78
Total Assets	$12,987	11,670
LIABILITIES AND MEMBERS’ EQUITY
Accounts payable	$1,139	1,408
Other current liabilities and deferred credits	262	241
Total Current Liabilities	1,401	1,649
Employee benefit obligations	380	338
Other liabilities and deferred credits	60	48
Total Liabilities	1,841	2,035
Members’ capital	11,497	10,003
Accumulated other comprehensive loss	(351)	(368)
Total Members’ Equity	11,146	9,635
Total Liabilities and Members’ Equity	$12,987	11,670

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Note 21 – Financial Information of Chevron Phillips Chemical Company LP (continued)

Chevron Phillips Chemical Company LP
Consolidated Statement of Cash Flows

	Years ended December 31
Millions of Dollars	2017	2016	2015
Operating Activities
Net income	$841	1,301	2,020
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and retirements	334	299	291
Asset impairments	62	—	—
Distributions greater than income from equity affiliates	28	21	12
Net (increase) decrease in operating working capital	(361)	885	(196)
Benefit plan contributions	(6)	(160)	(7)
Employee benefit obligations	64	77	58
Other	9	11	12
Net Cash Provided by Operating Activities	971	2,434	2,190
Investing Activities
Capital expenditures	(1,476)	(1,925)	(2,588)
Proceeds from the sale of assets	24	1	4
Other	—	(1)	(11)
Net Cash Used in Investing Activities	(1,452)	(1,925)	(2,595)
Financing Activities
Net contributions from (distributions to) members	578	(200)	(294)
Net Cash Provided by (Used in) Financing Activities	578	(200)	(294)
Net Increase (Decrease) in Cash and Cash Equivalents	97	309	(699)
Cash and Cash Equivalents at Beginning of Period	422	113	812
Cash and Cash Equivalents at End of Period	$519	422	113

Supplemental Disclosures of Cash Flow Information
(Increase) decrease in accounts receivable, net	$(103)	225	2
(Increase) decrease in inventories	(152)	(30)	9
(Increase) decrease in prepaid expenses and other current assets	(9)	(2)	40
(Decrease) increase in accounts payable	(117)	702	(241)
Increase (decrease) in accrued income and other taxes	7	(12)	7
Increase (decrease) in other current liabilities and deferred credits	13	2	(13)
Net (increase) decrease in operating working capital	$(361)	885	(196)

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements – December 31, 2017

Note 22 – Other Financial Information

Other financial information, for the years ended December 31, follows:

Millions of Dollars	2017	2016	2015
Interest cost incurred	$62	35	20
Less capitalized interest	(62)	(35)	(20)
Net interest expense	$—	—	—
Foreign currency transaction (loss) gain	$(5)	2	(1)

Note 23 – Subsequent Events

Subsequent events have been evaluated through February 15, 2018, the date the financial statements were available to be issued.